UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC File Number 0-21284                               CUSIP Number ____________

(Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR

              For Period Ended: December 31, 1999
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:__________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This notification relates to Part I and Part II and all Financial Statements and related Financial Schedules.

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PART 1 - REGISTRANT INFORMATION

   Saliva Diagnostic Systems, Inc.
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Full Name of Registrant

   N/A
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Former Name if Applicable

Address of Principal Executive Office (Street and Number)
419 Park Avenue South, 4th Fl.
New York, New York 10016
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribe time period. (Attach Extra Sheets if Needed)

      Saliva Diagnostic Systems, Inc. (the "Company"), a Delaware corporation, changed its independent auditors in October of 1999, closed its Vancouver, Washington facility in February 2000 where its financial records were located and in March 2000 moved its records to New York, New York and cannot without unreasonable effort or expense prepare all of the necessary information for its new auditors. Accordingly, the Company requires an additional fifteen (15) days from the due date to prepare and file Form 10-KSB for the period ended December 31, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Leo Ehrlich, President                      212             576-1501
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                     (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

      [X] Yes    [ ]  No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or position thereof?

      [X] Yes   [ ]  No

                      See disclosure under Part III above.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      Saliva Diagnostic Systems, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 29, 2000                        By:/s/Leo Ehrlich, President
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).